EXHIBIT 21.1

ASP Isotopes Inc.

Subsidiaries of the Registrant

Subsidiaries*	Place of Incorporation
ASP Isotopes Guernsey Limited (formerly, PDS-Photonica Holdings (Guernsey) Limited)	Guernsey
ASP Isotopes South Africa (Proprietary) Limited (formerly, PDS Photonica Holdings South Africa (PTY) Limited)	South Africa
Enlightened Isotopes (Pty) Ltd	South Africa
ASPI South Africa Asset Finance	South Africa
Enriched Energy LLC	Delaware, U.S.
ASP Isotopes UK Ltd	England & Wales
Enlightened Isotopes (Pty) Ltd	South Africa
ASP Isotopes ehf	Iceland
Quantum Leap Energy LLC	Delaware, U.S.
Quantum Leap Energy Limited	England & Wales
Quantum Leap Energy (Pty) Ltd	South Africa
QLE TP Funding LLC	Delaware, U.S.
PET Labs Pharmaceuticals (Pty) Ltd	South Africa
PET Labs Global Nuclear Medicine SEZC	Cayman Islands

*	Please note that this list includes all subsidiaries of ASP Isotopes Inc. without regard to whether they would constitute a "significant subsidiary" pursuant to Item 601(b)(21)(ii) of Regulation S-K.